Filed Pursuant to Rule 433
Registration Statement No. 333-260579 and 333-260579-01
April 24, 2023

nVent Finance S.à r.l.

Pricing Term Sheet

Issuer:	nVent Finance S.à r.l.
Guarantor:	nVent Electric plc
Offering Format:	SEC Registered
Security:	5.650% Senior Notes due 2033 (the “Notes”)
Size:	$500,000,000
Maturity:	May 15, 2033
Coupon:	5.650%
Price to Public:	99.717% of face amount
Yield to Maturity:	5.687%
Spread to Benchmark Treasury:	+218 basis points
Benchmark Treasury:	3.500% due February 15, 2033
Benchmark Treasury Price and Yield:	99-30/ 3.507%
Interest Payment Dates:	May 15 and November 15, commencing November 15, 2023
Redemption Provisions: Make-Whole Call:	At any time prior to par call date at a discount rate of Treasury plus +35 basis points
Par Call:	At any time on or after February 15, 2033 (the date that is three months prior to the maturity date)
Tax Call:	At any time at par if certain events occur involving changes in taxation
Special Mandatory Redemption:	If (i) the consummation of the ECM Industries acquisition (as defined in the preliminary prospectus supplement) does not occur on or prior to September 28, 2023 (or such later date on or before November 27, 2023 as extended by the parties to the Merger Agreement (as defined in the preliminary prospectus supplement) pursuant to the terms and conditions set forth therein, the “Outside Date”), (ii) the Issuer notifies the Trustee (as defined in the preliminary prospectus supplement) and the holders of the Notes that in its reasonable judgment the ECM Industries acquisition will not be consummated on or prior to the Outside Date or (iii) the Merger Agreement has been terminated without the consummation of the ECM Industries acquisition, then the Issuer will be required to redeem all of the Notes at a redemption price equal to 101% of the principal amount of the Notes, plus accrued and unpaid interest to, but not including, the date of redemption
Change of Control:	Put at 101% of the principal amount of the notes, plus accrued and unpaid interest
Trade Date:	April 24, 2023
Settlement Date*:	May 3, 2023 (T+7)
Ratings**:	BBB- (S&P) BBB (Fitch)
CUSIP:	67078AAF0
ISIN:	US67078AAF03
Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:	J.P. Morgan Securities LLC BofA Securities, Inc. Citigroup Global Markets Inc. MUFG Securities Americas Inc. U.S. Bancorp Investments, Inc.
Co-Managers:	Goldman Sachs & Co. LLC Loop Capital Markets LLC PNC Capital Markets LLC Wells Fargo Securities, LLC BMO Capital Markets Corp.

The issuer and the guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer, the guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at (212) 834-4533, BofA Securities, Inc. toll-free at (800) 294-1322 or emailing at dg.prospectus_requests@bofa.com or calling Citigroup Global Markets Inc. toll-free at (800) 831-9146 or emailing at prospectus@citi.com.

*The underwriters expect to deliver the notes against payment for the notes on or about May 3, 2023, which will be the seventh business day following the date of the pricing of the notes. Since trades in the secondary market generally settle in two business days, purchasers who wish to trade notes prior to the date that is the second business day before delivery of the notes will be required, by virtue of the fact that the notes initially will settle in T+7, to specify alternative settlement arrangements to prevent a failed settlement.

**Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another e-mail system.